March 20, 2013

Jay Ingram, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

RE:

Top to Bottom Pressure Washing, Inc.

Pre-effective Amendment 5 to Registration Statement on Form S-1

Filed March 20, 2013

File No. 333-185174

We updated our financial statements as per your comment letter dated March 1, 2013.  For ease of review, we repeat our responses to your comments in the comment letter dated February 26, 2013 below.

General

1.

We are in receipt of the Commission’s letter dated February 26, 2013. We have amended our disclosure to include that the company is subject to Rule 419 and the risk associated with any investment in a blank check company.

2.

We read Section 7(b) of the Securities Act of 1933, as amended and we disagree that this section applies to secondary offerings. The purpose of this rule is to give the Commission latitude on requiring what disclosure a company must provide.  This is especially important where a company is trying to avoid registration or is trying to use a registration statement to disguise its purpose.  We have chosen to file a full registration statement under S-1 to provide full disclosure and not to avoid registration. In addition, we did disclose that we would consider a business combination as part of a solid management decision making process.  I do not know of an MBA school that does not emphasize that management should consider all possible options while trying to maintain shareholder value.

We believe that the Commission during this review has tried to characterize Mr. Daniels as something that he is not.  Mr. Daniels has insisted that a full registration statement be completed so that full disclosure to the public is available prior to the selling security holders selling their shares.  In addition, it was Mr. Daniels that insisted that the two (2) majority security holders not be able to register their shares for sale to the public. Mr. Daniels has never been involved with a company that has sold shares to the public to raise capital.  Mr. Daniels has put his own capital at risk rather than raise capital from the public.  This is not the behavior of someone who is trying to evade the rules of registration.

Rule 419(b)(1)(i) states that “all securities issued in connection with an offering by a blank check company and the gross proceeds from the offering shall be deposited promptly into:” an escrow account.  At no time will Top to Bottom be issuing any shares for sale in this offering.  In addition, the selling security holders will not be “issuing” any shares in connection with this registration therefore we believe that this part of Rule 419 does not apply to this registration.  We believe that

6371 Business Blvd., Suite 200, Sarasota, FL  34240 | M. 941.926.9700 P. 941.907.8481 F. 888.865.6949  Top2BottomPressureWashing@gmail.com

Jay Ingram

SEC

March 20, 2013

identifying the company as a blind pool would have been more appropriate if, and only if, the company were raising funds to complete a business combination.

We strongly object to the Commission trying to coerce the company into retaining a financial institution or broker-dealer to act as a depository when we will not use any public funds to consummate a business combination nor will there be an issuance of stock to raise capital to complete a business combination.

Top to Bottom has recently leased a new 2013 Dodge 1500 truck for it operations since it has obtained a large commercial project with a value of $35,000 annually.  This is hardly behavior of a company “with no specific business plan”.

3.

We did not include an escrow or trust agreement as we believe that Rule 7(b) of the Securities Act of 1933, as amended and Rule 419 are not applicable to our registration.

4.

We amended our disclosure regarding that language we believe is required of us under Rule 419(c).

5.

We amended our disclosure accordingly.

6.

We amended our disclosure accordingly.

7.

We amended our disclosure accordingly.

8.

We amended our disclosure accordingly.

9.

We amended our disclosure accordingly.

Sincerely,

/s/Douglas P. Zolla

Douglas P. Zolla

President